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August 1, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

European Aeronautic Defence and Space Company EADS N.V. ("EADS")
Information Pursuant to Rule 12g3-2(b)
File No. 82-34662

Dear Sir or Madam,

On behalf of EADS and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed three press releases, the first dated July 23, 2002, announcing the transatlantic partnership between Boeing and EADS; the second dated July 25, 2002, announcing the agreement between BAE Systemes and EADS to form Paradigm Joint Ventures and to realign their space interests; and the third also dated July 25, 2002, announcing that EADS raised its 2002 EBIT forecast by 20%.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami L. Toutounji

dlw 8/7

cc: Mark Favero
EADS

EADS

URL: http://www.eads.net/xml/intl/press/farnborough/20020723_boeing_e.xml
DATE: mercredi 31 juillet 2002 18:05:50

Boeing and EADS announce transatlantic partnership

Farnborough, England, July 23, 2002

Two of the world's leading aerospace and defence companies, announced an historic partnership to develop solutions in ballistic missile defence. The transatlantic team effort will focus on creating end-to-end products for global ballistic missile defence.

The announcement, which is the first partnering agreement between the two companies at the corporate level, was revealed Tuesday in a joint EADS and Boeing press conference at the Farnborough Airshow outside London, England.

Phil Condit, Chairman and CEO of The Boeing Company [NYSE:BA], said: "U.S. and European industry came together today to show unity of purpose and appreciation of a common global threat. We will work together on ballistic missile defence - adding a new dimension to transatlantic cooperation."

As the prime U.S. government contractor on integrated missile defence systems, Boeing established a memorandum of understanding (MOU) on missile defence with EADS. This agreement establishes a framework for our relationship in the area of global missile defence that would ultimately protect the U.S. and its allies from global threats.

Boeing, as prime contractor, is responsible for the development and integration of the ground-based midcourse defense (GMD) elements, including the ground-based interceptor, x-band radar, battle management, command, control and communication systems, upgraded early warning radars and interfaces to the space-based infrared system satellites.

EADS CEOs, Philippe Camus and Rainer Hertrich said, "EADS is proud to partner with Boeing in the area of ballistic missile defence. We believe ballistic missile defence to be an important focus in the shifting defense environment, and key to ensuring peace in the free world. EADS will bring its proven expertise to the table."

EADS and Boeing have partnered for many years on projects such as the X-31 vector and marketing of the METEOR air-to-air missile.

"EADS is the partner of choice for the development of both air and missile defence technologies and products in the global framework," the EADS CEOs continued. "EADS possesses the entrepreneurial know-how, leading-edge technologies, and actively maintains the role as Europe's defence leader."

Both Boeing and EADS encouraged further transatlantic cooperation, remarking that the partnership announced today is a significant step forward in building transatlantic industrial relationships. Currently, joint Boeing-EADS teams are looking at aircraft security standardization and exploring potential areas of cooperation in homeland security and other defence areas.

The MoU was signed by Jim Ebatt, President of Boeing's Missile Defence Systems and Philippe Couillard, CEO of EADS Launch Vehicles.

The Boeing Company is the world's leading aerospace company, with its heritage mirroring the history of flight. It is the largest manufacturer of satellites, commercial jetliners, and military aircraft. The company is also a global market leader in missile defence, human space flight, and launch services. In terms of sales, Boeing is the largest U.S. exporter. Total company revenues for 2001 were $58 billion.

With revenues amounting to EUR 30.8 billion in 2001 and a workforce of over 100,000, EADS (www.eads.net) is the largest European aerospace company and the no. 2 worldwide. It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme, 37.5 percent in the missile company MBDA and 100 percent of EADS Launch Vehicles, which is involved in Ariane and French Ballistic Missiles.

Contact:

Marta Newhart, Boeing
Global Mobile 562-547-49345

Rainer Ohler, EADS
+49-89-607-34235

Patrice de Lanversin, EADS Launch Vehicles
+33-139-06-2560

BAE SYSTEMS and EADS Form Paradigm Joint Venture and Agree to Realign Space Interests

- **Paradigm Secure Communications Ltd. established to manage Skynet 5**
- **EADS to acquire BAE SYSTEMS' 25 percent share in Astrium**
- **Integration of EADS' launcher activities made possible**

Press Releases

German version

London / Amsterdam, 25 July 2002

BAE SYSTEMS and EADS are teaming to address military telecommunication satellite services. As a first important step, the partners will form a new joint venture company, Paradigm Secure Communications Limited, to address service provision requirements of the UK Ministry of Defence's Skynet 5 programme. BAE SYSTEMS will have control of the UK operations of this joint venture. Paradigm Secure Communications will contract with Astrium for the manufacture and provision of satellites and ground systems. Skynet 5 is the future military communications satellite system for the UK Ministry of Defence. Paradigm has been designated as the preferred bidder for this service provision.

In parallel, BAE SYSTEMS has today agreed to sell to EADS its 25 percent voting interest/27.5 economic interest in the Astrium space joint venture for EUR165 million. EADS currently holds the 75 percent voting interest/72.5 economic interest in Astrium. Completion of the sale is conditional upon clearance by the European Commission under the Merger Regulation and upon finalisation of the UK MoD contract for Skynet 5 with Paradigm Secure Communications Limited. Completion is expected to take place before the end of the year.

Astrium employs 8,400 persons, over 2,200 of whom are employed in the UK, and in the year 2001 had sales of EUR1.9 billion.

For EADS, the acquisition will allow the integration into a single company

of all its space interests in the UK, France, Germany and Spain, and will increase the overall industrial and financial efficiency of the group's space business. This single company will have two main industrial subsidiaries, dedicated respectively to satellites and to launcher and orbital infrastructure.

The sale is in line with BAE SYSTEMS' strategy to focus on developing and delivering advanced systems and services in the defence and aerospace sectors.

"The agreements reached today pave the way for the future development of Astrium within EADS and demonstrates BAE SYSTEMS' commitment to develop the services and support elements of our business," said Chris Geoghegan, Chief Operating Officer, BAE SYSTEMS plc.

"This agreement will give us the ability to consolidate and develop space systems, one of our core businesses, and to continue and to expand a fruitful partnership with BAE SYSTEMS in military satellite communication services," said Francois Auque, Member of the EADS Executive Committee and Head of the Space Systems Division. "Consolidating our ownership of Astrium will allow EADS to enhance its strategic positioning in a rapidly changing market place," he added.

"EADS is very much at home in the UK. This move enhances the commitment to our already strong industrial presence, our British customer, our long-established partner BAE SYSTEMS and our 11,000 strong, highly-skilled UK-workforce," he added.

About BAE SYSTEMS:

BAE SYSTEMS is a systems company, innovating for a safer world. BAE SYSTEMS employs nearly 100,000 people including Joint Ventures, and has annual sales of around £13 billion. The company offers a global capability in air, sea and land with a world-class prime contracting ability supported by a range of key skills. BAE SYSTEMS designs, manufactures and supports military aircraft, surface ships, submarines, space systems, radar, avionics, communications, electronics, guided weapon systems and a range of other defence products. BAE SYSTEMS is dedicated to making the intelligent connections needed to deliver innovative solutions.

About EADS:

EADS is the largest European aerospace company and the No. 2 worldwide with a turnover of EUR30.8 billion In 2001. The company has a workforce of more than 100,000. It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 100 percent of the helicopter manufacturer Eurocopter, 43 percent of the Eurofighter programme and

37.5 percent in the missile company MBDA.

About Astrium:

Astrium is a joint-venture, currently owned 75 percent by EADS and 25 percent by BAE SYSTEMS. Astrium focuses on its satellite business activities covering civil and military telecommunications and Earth observation, science and navigation programmes, avionics and equipment.

Contacts:

For BAE SYSTEMS: Phil Soucy
Phone +44 (0) 1252 384 797

For EADS: Roland Sanguinetti
Phone +33 (0) 1 42 24 24 26

URL: http://www.eads.net/xml/intl/press/eads/20020725_half_e.xml
DATE: mercredi 31 juillet 2002 18:03:31

EADS Raises 2002 EBIT Forecast By 20%

- ***Half-year 2002 EBIT of EUR 775 million exceeds the company's expectations***
- **EADS keeps strong Net Cash position at EUR 1.4 billion**
- **CEOs: "EADS' margins and cash position remain solid. By managing the difficult market conditions, we are able to raise our 2002 EBIT target."**
- **"We confirm the forecast of 300 Airbus deliveries in 2002 and 2003, and we note future growth especially in our Aeronautics and Defence and Civil Systems divisions."**

Links

German version

Spanish version

Amsterdam, 25 July 2002

EADS (stock exchange symbol: EAD), the world's second largest aerospace and defence company, has increased its profit forecast for 2002. The company expects Earnings Before Interest and Taxes (EBIT, pre-goodwill and exceptional items) to be 20% higher than the EUR 1.2 billion previously forecasted.

The performance of the Airbus division has been better than expected, despite the market downturn in commercial aviation after 11 September. Due to lower aircraft deliveries and higher Research & Development costs, Airbus' results in the second half of 2002 will be reduced compared to the first half. For the full year 2002, EADS expects a higher contribution to the Group's EBIT by the non-commercial aircraft businesses than in 2001. The combined EBIT of these four divisions is expected to improve significantly.The overall effect of these factors will be an enhancement of our 2002 bottom-line profitability compared with EADS' earlier forecast.

Half-year Earnings Before Interest and Taxes (EBIT, pre-goodwill and exceptional items) reached EUR 775 million. This is in the range of the first half 2001 EBIT (EUR 764 million), despite the general market downturn in civil aerospace and higher R&D costs. EADS published its half-year report on Thursday.

The EBIT of Airbus (including a positive effect of EUR 63 million from the sale of EADS's participation in the company Aircelle) and Defence and Civil Systems were slightly improved in the first half year. At the same time, EBIT of EADS Group was impacted by risk provisions at the Space division and by a non- recurring charge from the effect of the Fairchild Dornier insolvency, which mainly impacted the Military Transport Aircraft division. The division is a subcontractor for the Dornier 728 programme.

Compared to the same period last year, revenues were kept at an equal level with EUR 14 billion. Reflecting the current lower value of the US-Dollar, EADS expects full-year 2002 revenues to be maintained at a level slightly below the comparable figure of last year.

The EADS CEOs, Philippe Camus and Rainer Hertrich said, "EADS demonstrated stronger than expected performance in the first half of 2002 by successfully managing difficult market conditions particularly in the civil aviation business. We are therefore pleased to raise our EBIT target for 2002 by 20 %. We confirm the forecast of 300 Airbus deliveries in 2002 and 2003, strictly in line with market demand and fully backed by firm orders. Other areas of our portfolio, particularly Aeronautics - with Eurocopter and Military Aircraft - and Defence and Civil Systems are seeing future revenues growth, based on our strong orderbook. Our margins and our cash position remain solid."

The CEOs continued, "Looking ahead, we remain prudent and carefully watch the developments of the civil aviation sector which we see slowly recovering. Key drivers of continued profitability will be Airbus, the profitability of our Aeronautics division and the expected break-even for Defence and Civil Systems for the full year."

Strong Net Cash position of EUR 1.4 billion

EADS' Net Cash position remained strong with EUR 1.4 billion, after a dividend payment to shareholders of EUR 404 million in the second quarter.

By year's end, EADS is targeting a positive Net Cash position.

The budget for customer financing is lowered from a maximum of EUR 1.8 billion to EUR 1.2 billion for the full year 2002.

The strong Net Cash position confirms the ability of EADS to continue to self-finance large projects and investments.

Net Income pre goodwill and exceptionals reached EUR 462 million by June 2002, comparable to the EUR 456 million figure in the first half of 2001. Earnings per share pre-goodwill and exceptional items amounted to EUR 0.57 (first half 2001: EUR 0.56).

Net Income after goodwill and exceptionals amounted to EUR 91 million in the first half 2002 compared to EUR 1,657 million in the first six

months of 2001. The difference of EUR 1,566 million is mainly due to the exceptional gain coming from the creation of the integrated Airbus SAS in 2001.

With EUR 14.8 billion, order intake in the first half 2002 exceeded revenues. Total orderbook now amounts to EUR 173 billion (EUR 179.5 billion at the end of March 2002), influenced by the revaluation versus year-end of the US-Dollar denominated Airbus orderbook. Recent successes will further enhance this backlog substantially, as well as strengthen and drive growth in EADS' defence business: the participation in Skynet 5 (the UK Ministry of Defence's secure satellite communications programme) and Deepwater (the US Coastguard's capability replacement programme), the pre-selection of Eurofighter for export to Austria and the anticipated order for the A400M military transport aircraft programme, which have not yet been booked in the order intake.

Results protected from currency fluctuations

Thanks to its hedging strategy, EADS secures its operational results in the short and medium term against currency fluctuations. According to EADS CFO Axel Arendt, "A stronger Euro will not influence EADS' profits for 2002 and 2003 thanks to complete hedging coverage. Looking ahead, EADS has used the period of a strong Dollar to hedge a significant portion of 2004 and 2005 and to secure US-Dollar rates that are significantly more favourable than current market rates. We also have substantial hedging in place for the longer term, including the first firm A380 deliveries, at US-Dollar rates that are far better than our initial business plan assumptions."

Strong results at Airbus – Defence and Civil Systems to break even in second half

Airbus achieved an EBIT of EUR 874 million in the first half of the year, including a positive effect of EUR 63 million from the sale of EADS' participation in the company Aircelle. Compared to the first half year 2001 (EUR 797 million), this is an increase despite higher R&D. The division delivered 160 aircraft (first half 2001: 162), resulting in revenues of EUR 9,870 million (first half 2001: EUR 9,982 million). The Airbus orderbook amounts to 1,519 aircraft, with 107 new orders during the first half of 2002, representing more than five years of production at current levels.

The **Military Transport Aircraft** division recorded an EBIT of EUR -72 million. EADS provisioned all risks from its investment as a subcontractor mainly for the wing and tail of the Dornier 728 programme of insolvent Fairchild Dornier, which amount to EUR -54 million, in the division's EBIT. EBIT without this non-recurring event is on the same level as in last year's first half (EUR -21 million). Revenues increased by 20% to EUR 234 million from EUR 195 million in the first six months of 2001

thanks to the ramp-up of C295 and CN235 deliveries. The A400M programme with a volume of EUR 18 billion, which is expected to be confirmed soon, will be of major importance for the development of the activity and profitability of EADS' Military Transport Aircraft division.

At the **Aeronautics** division, EBIT reached EUR 63 million (first six months 2001: EUR 85 million). The result was impacted by lower activity in the civil aviation aerostructures and maintenance businesses. The division is subject to strong seasonal influences, with the second half year being typically significantly stronger than the first half. Revenues increased to EUR 2,226 million (first half 2001: EUR 2,020 million).

EBIT at the **Space** division was negative at EUR -85 million, mainly because the markets continue to be extremely weak. The result was further impacted by risk provisions for some satellite programmes particularly in telecommunications and by the depreciation of assets. A comprehensive restructuring plan is now in place at Astrium and cost cutting programmes in our launcher business are currently implemented, as first steps before a comprehensive reorganisation of the entire division. Revenues decreased to EUR 882 million from EUR 1,054 million in last year's first half. Higher revenues, especially from the satellite institutional business, are expected during the second half of 2002.

At the **Defence and Civil Systems** division, EBIT improved to EUR -71 million compared to the first half year 2001 (EUR -128 million) thanks to the first effects of the past year restructuring. The result of the division is also affected by high seasonality effects with the second half year generally stronger than the first half. EADS expects that the division will achieve EBIT break-even for the full year 2002. EADS is expecting the signature of the Meteor missile programme within 2002. Revenues in the first six months amounted to EUR 1,245 million (first half 2001: EUR 1,358 million).

EADS is the largest European aerospace company and the No 2 worldwide. The company has a workforce of more than 100,000. It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and 37.5 percent in the missile company MBDA.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

EADS – First Half-Year Results (H1) 2002

EADS First Half-Year Figures for 2002

(Amounts in Euro)

EADS Group	H1 2002	H1 2001	Change
Revenues, in millions	13,974	14,043	0%
EBITDA[1], in millions	1,501	1,257	+19%
EBIT[2], in millions	775	764	+1%
Net income, in millions	91	1,657	-
Net income pre-goodwill amortization and exceptionals, in millions	462	456	+1%
EPS pre-goodwill amortization and exceptionals	0.57	0.56	+2%
Order intake, in millions	14,791	42,811	-65%

	30.06.2002	31.03.2002	Change
Order book, in millions	172,988	179,544	-4%
Net Cash position, in millions	1,426	1,643	-13%
Employees	103,058	102,917	0%

by Division		EBIT(2)			Revenues	
(Amounts in millions of Euro)	**H1 2002**	H1 2001	Change	**H1 2002**	H1 2001	Change
Airbus	**874**	797	+10%	**9,870**	9,982	-1%
Military Transport Aircraft	**-72**	-21	-243%	**234**	195	+20%
Aeronautics	**63**	85	-26%	**2,226**	2,020	+10%
Space	**-85**	29	-	**882**	1,054	-16%
Defence & Civil Systems	**-71**	-128	+45%	**1,245**	1,358	-8%
Eliminations & Headquarters	**66**	2	-	**-483**	-566	+15%
Total	**775**	764	+1%	**13,974**	14,043	0%

by Division		Order Intake			Order Book	
(Amounts in millions of Euro)	**H1 2002**	H1 2001	Change	**30.06.2002**	31.03.2002	Change
Airbus(3)	**10,334**	38,769	-73%	**145,500**	151,794	-4%
Military Transport Aircraft	**214**	132	+62%	**1,283**	1,295	-1%
Aeronautics	**2,295**	2,334	-2%	**13,797**	14,239	-3%
Space	**569**	651	-13%	**3,492**	3,683	-5%
Defence & Civil Systems	**1,605**	1,267	+27%	**9,484**	9,210	+3%
Eliminations & Headquarters	**-226**	-342	+34%	**-568**	-677	+16%
Total	**14,791**	42,811	-65%	**172,988**	179,544	-4%

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortization and exceptionals

3) Order intake and order book based on gross prices